CONTACTS

From: Anthony J. DeFazio	For: Brian D. Jones, CFO & Treasurer
DeFazio Communications, LLC	American Realty Capital Trust, Inc.
tony@defaziocommunications.com	bjones@arctreit.com
Ph: (484-532-7783)	Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Trust, Inc. Announces Tender Offer

New York, New York, March 1, 2012 – American Realty Capital Trust, Inc. (the “Company”) (NASDAQ: ARCT) announced that it has commenced a modified “Dutch Auction” tender offer to purchase an amount in value of its shares of common stock up to $220.0 million from its stockholders. The Company believes the tender offer augments the options available to stockholders in connection with the listing today of its shares of common stock on The Nasdaq Global Select Market. In accordance with the terms of the tender offer, the Company will select the lowest price, not greater than $11.00 nor less than $10.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that will allow the Company to purchase $220.0 million, or a lower amount depending upon the number of shares of common stock properly tendered and not withdrawn. The Company intends to fund the tender offer with cash on hand and funds available under the Company’s revolving credit facility with RBS Citizens, N.A, as administrative agent.

The tender offer will expire at 5:00 P.M., Eastern Time, on March 28, 2012, unless the tender offer is extended or withdrawn. To tender shares, stockholders must follow the procedures, including choosing the price or prices at which they wish to tender their shares, described in the offer to purchase, the letter of transmittal and the other documents related to the tender offer filed with the Securities and Exchange Commission.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company. The full details of the modified “Dutch auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, which the Company will be distributing stockholders shortly and filing with the Securities and Exchange Commission. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials filed by ARCT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by contacting Georgeson Inc., the information agent for the tender offer, at (212) 440-9800 (banks and brokers) or (888) 658-5755 (toll-free).

American Realty Capital Trust, Inc., a publicly-traded Maryland corporation listed on The NASDAQ Global Select Market, is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade credit rated and other creditworthy tenants.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Additional information about the Company can be found on the Company’s website at www.arctreit.com.